Filed by Burlington Northern Santa Fe Corporation
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 of the
Securities Exchange Act of 1934

Subject Company: Burlington Northern Santa Fe Corporation
Commission File No.: 1-11535

On January 25, 2010, Burlington Northern Santa Fe Corporation issued the following press release:

Contact:	John Ambler	FOR IMMEDIATE RELEASE
(817) 867-6407

Burlington Northern Santa Fe Corporation Declares Conditional Dividend

FORT WORTH, Texas, January 25, 2010 – The Board of Directors of Burlington Northern Santa Fe Corporation (“BNSF”; NYSE:BNI) has declared a conditional cash dividend on the outstanding shares of BNSF common stock. The dividend is expected to be paid on the closing date of the previously announced merger of BNSF and a subsidiary of Berkshire Hathaway Inc. (the “merger”), to BNSF shareholders of record as of February 4, 2010.  Payment of the dividend is contingent upon and subject to the satisfaction or waiver of all closing conditions set forth in the merger agreement executed in connection with the merger.
If all of the closing conditions to the merger are satisfied or waived, the dividend will be paid in an amount per share equal to (1) the number of calendar days between (and including) December 15, 2009 and the closing date of the merger multiplied by (2) $0.0044, rounded to the nearest $0.01 per share.  For example, if the merger closes on February 11, 2010, the dividend will amount to $0.26 per share of BNSF common stock.
BNSF’s subsidiary, BNSF Railway Company, operates one of the largest North American rail networks, with about 32,000 route miles in 28 states and two Canadian provinces.  BNSF Railway Company is among the world's top transporters of intermodal traffic, moves more grain than any other American railroad, carries the components of many of the products we depend on daily, and hauls enough low-sulfur coal to generate about ten percent of the electricity produced in the United States.  BNSF Railway Company is an industry leader in Web-enabling a variety of customer transactions at www.bnsf.com.

FORWARD-LOOKING STATEMENTS

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are "forward-looking statements" within the meaning of the federal securities laws. Similarly, statements that describe BNSF's or Berkshire Hathaway's objectives, expectations, plans or goals are forward-looking statements. Forward-looking statements include, without limitation, BNSF's or Berkshire Hathaway's expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance. Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF's or Berkshire Hathaway's ability to achieve their operational and financial goals and initiatives. In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF's or Berkshire Hathaway's public filings with the Securities and Exchange Commission (the "SEC"), which are accessible at www.sec.gov, and which you are advised to consult.

ADDITIONAL INFORMATION

In connection with the proposed transaction, Berkshire Hathaway has filed with the SEC a registration statement that includes a definitive proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. On or about December 28, 2009, BNSF began mailing the definitive proxy statement/prospectus to stockholders of record as of the close of business on December 18, 2009.  Investors are urged to read the definitive proxy statement/prospectus (including any amendments and supplements) and any other relevant documents filed with the SEC because they contain important information about BNSF, Berkshire Hathaway and the proposed transaction.  The registration statement and definitive proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC's Web site at www.sec.gov, Berkshire Hathaway's Web site at www.berkshirehathaway.com and BNSF's Web site at www.bnsf.com. In addition, these documents can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling 402-346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling 817-352-6452 or 817-867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009, and in its definitive proxy statement relating to its 2009 Annual Meeting of Stockholders filed with the SEC on March 16, 2009. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009, and in its definitive proxy statement relating to its 2009 Annual Meeting of Stockholders filed with the SEC on March 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the solicitation of proxies in connection with the proposed transaction can also be obtained from the registration statement and definitive proxy statement/prospectus filed with the SEC in connection with the proposed transaction, which may be obtained free of charge from the sources indicated above.